UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _______________

Commission file number 1-9148

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE BRINK’S COMPANY 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE BRINK’S COMPANY
P.O. BOX 18100
1801 BAYBERRY COURT
RICHMOND, VIRGINIA
23226-8100

THE BRINK’S COMPANY 401(k) PLAN

Financial Statements and Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

THE BRINK’S COMPANY 401(k) PLAN
Index to Financial Statements and Schedule
December 31, 2007 and 2006

Pages

Report of Independent Registered Public Accounting Firm	4

Financial Statements

Statements of Assets Available for Benefits
December 31, 2007 and 2006	5

Statement of Changes in Assets Available for Benefits
Year Ended December 31, 2007	6

Notes to Financial Statements	7-13

Schedule

Schedule H, Line 4i, -
Schedule of Assets (Held at End of Year) –
December 31, 2007	14-15

Other schedules not filed herewith are omitted because of the absence of conditions under which they are required to be filed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Oversight Committee
The Brink’s Company:

We have audited the accompanying statements of assets available for benefits of The Brink’s Company 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Richmond, Virginia
June 27, 2008

THE BRINK’S COMPANY 401(k) PLAN
Statements of Assets Available for Benefits

	December 31,
(In thousands)	2007	2006
Investments at fair value:
The Brink’s Company common stock	$28,623	67,205
Mutual funds	187,328	143,233
Common trust funds	53,167	51,574
Participant loans	15,494	13,458
Total investments at fair value	284,612	275,470

Receivables:
Participant contributions	916	761
Employer contributions	-	571
Interest	39	31
Total receivables	955	1,363

Cash and cash equivalents	1,983	266
Assets available for benefits at fair value	287,550	277,099

Adjustment from fair value to contract value for common trust fund holding fully benefit-responsive investment contracts	(220)	312

Assets available for benefits	$287,330	277,411

See accompanying notes to financial statements.

THE BRINK’S COMPANY 401(k) PLAN
Statement of Changes in Assets Available for Benefits

Year Ended
December 31,
(In thousands)	2007
Income:
Dividends	$13,451
Interest	1,111

Net depreciation in fair value of investments	(3,813)

Contributions:
Participant	21,970
Employer	17,820
Rollover	1,222
Total additions	51,761

Distributions to participants or beneficiaries	(41,842)
Net increase	9,919

Assets available for benefits:
Beginning of year	277,411
End of year	$287,330

See accompanying notes to financial statements.

THE BRINK’S COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006

Note 1 – Plan Information and Summary of Significant Accounting Policies

Description of Plan
The Brink’s Company 401(k) Plan (the “Plan”) is a voluntary defined contribution plan sponsored by The Brink’s Company and participating subsidiaries (the "Company").  Employees of the Company who are not members of a collective bargaining unit (unless the collective bargaining agreement provides specifically for and the Administrative Committee has approved participation) are eligible to participate in the Plan.  Eligible employees are automatically enrolled in the Plan following thirty days of service and Company-matching contributions commence upon enrollment.  The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following is a general description of certain provisions of the Plan.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Withdrawals
The Plan generally requires that pretax savings remain in the Plan while the participant is actively employed.  However, the Plan allows two exceptions:

(a)	If the participant is age 59 1/2 or older, he or she may withdraw all or a portion of his or her pretax contributions.

(b)
If the participant has a "financial hardship" (as that term is defined by Internal Revenue Service (“IRS”) guidelines) it is possible to withdraw all or a portion of his or her pretax contributions in the Plan up to the amount needed to satisfy the hardship, regardless of age.  Employee pretax contributions are suspended for six months after each hardship withdrawal.

After each of these withdrawals, employer matching contributions are suspended for six months.

A participant may withdraw the following at any time without being suspended from the Plan in the following order:

(a)	All or a portion of after-tax contributions;

(b)	All or a portion of earnings attributable to after-tax contributions;

(c)	Any rollover contributions.

Vesting Schedule
A participant is 100% vested in the value of his or her pretax contributions.  Effective January 1, 2008, a participant is 100% vested after two years of service in any Company matching contributions made after January 1, 2008.  Employer-matching contributions made prior to January 1, 2008 are vested based on years of service as follows:

Less than 2 years	0%
2 but less than 3 years	20%
3 but less than 4 years	50%
4 but less than 5 years	75%
5 or more years	100%

If a participant ends his or her employment with the Company and is subsequently rehired, his or her prior service with the Company is counted for vesting purposes.  Once a participant reaches normal retirement age, he or she is 100% vested in Company-matching contributions regardless of years of service.

Forfeitures by the participants of the unvested portion of their account upon termination of employment with the Company are used to reduce future matching contributions of the Company to the Plan.  Forfeitures reduced employer contributions by approximately $2,920,000 in 2007.  As it relates to the matter described in Note 7, the amount of forfeitures at December 31, 2007 that the Company used to reduce its contributions to the Plan in 2008 was $1,005,000.

Plan Termination
Although it has not expressed any intent to do so, the Company reserves the right to amend, suspend, or discontinue the Plan in whole or in part at any time, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting and present assets available for benefits and changes in those assets available for benefits.

Investments and Investment Income
As required by a recent accounting pronouncement discussed below, investments are presented at fair value in the subtotal “assets available for benefits at fair value” within the statements of assets available for benefits. This fair value amount is reconciled to “assets available for benefits” by adjusting fully benefit-responsive contracts held by the Stable Value Common Trust Fund to contract value.  Contract value is equal to contributions made plus interest accrued at the contract rate less withdrawals and fees.

The fair value of common stock and mutual fund investments is determined by using quoted market prices.  The fair value of the common trust funds (the Stable Value Common Trust Fund and the Equity Index Trust Fund) is valued at the net asset value as determined by using estimated fair value of the investments held in the respective funds.  Participant loans are valued at cost, which approximates fair value.

The cost of securities sold is determined principally on the basis of average cost at the time of sale.  Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

Use of Estimates
In accordance with U.S. generally accepted accounting principles, management of the Plan has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements.  Actual results could differ materially from those estimates.

Benefit Payments
Benefit payments to participants or beneficiaries are recorded when paid.

Risks and Uncertainties
The Plan provides for various investment options that may be exposed to various risks, such as interest rate risk, credit risk and overall market volatility.  Because of this, values of investment securities are expected to be volatile which could adversely affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Recent Accounting Pronouncements
As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires that the statements of assets available for benefits present the fair value of investments in fully benefit-responsive investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The FSP also requires that the statement of changes in assets available for benefits be prepared on a contract value basis.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157 (SFAS 157), Fair Value Measurements.  SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan does not expect that the implementation of SFAS 157 will have a material impact on the Plan’s financial statements.

Note 2 – Participant Loans

Participants can borrow, in exchange for a promissory note, up to the lesser of $50,000 less the highest outstanding loan during the previous twelve months or 50% of their aggregate vested account balance in the Plan, including rollovers, subject to certain maximum limits designated by the IRS.  Each note is secured by a pledge of the participant account balance in the Plan to the extent of the unpaid balance.  Repayments are generally made through level monthly payroll deductions.  The term of a loan cannot exceed four and a half years for general purpose loans and fifteen years for principal residence loans.  The interest rate charged on a participant loan is fixed for the duration of the loan at one percentage point above the prime rate as published in the Wall Street Journal at the inception of the loan.  Interest paid by the participant is credited to the participant’s account.

Note 3 – Contributions

Employee Contributions
During 2007, each participant could designate a contribution of up to the lesser of $15,500 or 30% of pretax earnings.  For purposes of determining Plan contributions, pretax earnings are defined as regular pay including commissions and certain bonuses, but excluding overtime, premium pay and allowances.  Amounts contributed are subject to limitations under IRS non-discrimination tests.  Employee contributions may be allocated among investment funds in multiples of 1% based upon the participant's election.  Participants have the option to change their contribution percentages during each pay period.

Participants who reached the age of 50 on or prior to December 31, 2007, were eligible to make additional pretax catch-up contributions during 2007.  Catch-up contributions in 2006 and 2007 were limited to the lesser of $5,000 or 45% of eligible pay.

Participant contributions to the Plan may be invested in one of several investment funds managed by an affiliate of T. Rowe Price Trust Company (“T. Rowe Price”) and two other fund alternatives not managed by the affiliate.  Prior to September 2002, participant contributions could also be invested in The Brink’s Company common stock.  After September 2002, no participant contributions could be directed into The Brink’s Company common stock; however, existing participant-directed balances in The Brink’s Company common stock were eligible to remain in The Brink’s Company common stock.  Any remaining investment in The Brink’s Company common stock (including employer contributions) on December 31, 2007, was sold between December 31, 2007 and January 18, 2008 and automatically reinvested in the same manner as employee contributions for active participants and in the appropriate targeted retirement age fund for inactive participants.

Employer Contributions
The Company matches 125% of participant contributions up to the first 5% of contributed pretax earnings.  In addition, matching contributions can be made in cash and allocated to investment funds in the same manner as employee contributions.

Participants can direct the investment of both their vested and unvested employer matching contributions.

Note 4 – Distributions

Upon leaving the Company for any reason and after a formal disbursement request is made by the participant, the full fair value of an employee's contributions and related investment income and all vested Company matching contributions and related investment income will be distributed in cash, except payouts from The Brink’s Company stock fund which will be made in shares unless cash payment is specifically requested.  The value of any fractional shares will be distributed in cash.  The Plan requires that vested balances less than $5,000 at the date of termination are to be distributed from the Plan.  If a participant's employment with the Company terminates and he or she has a vested account balance of more than $5,000, he or she may elect to leave all of his or her contributions and related investment income and the vested portion of Company contributions and related investment income in the Plan.  Participants who retire on or before their normal retirement date may elect to defer distribution until age 70½.  Participants who work beyond age 70½, may defer distribution until they retire.

Note 5 – Plan Transfers

The Company plans to spin-off Brink’s Home Security, Inc. (BHS) in the fourth quarter of 2008.  BHS participant accounts are expected to be transferred out of the Plan.

Note 6 – Related Party Transactions

Certain Plan investments are shares of mutual funds, common trust funds, and investment contracts managed by T. Rowe Price, the Trustee.  Additionally, the Plan invests in shares of The Brink’s Company common stock.  Such transactions are deemed to be party-in-interest transactions of the Plan as are all participant loans.

The Plan’s investments in The Brink’s Company common stock at December 31, 2007 and 2006, and purchases and sales during 2007, are as follows:

(In thousands, except share amounts)	Shares	Fair Value	Cost

Shares held at December 31, 2006	1,051,390	$67,205	$24,734
Purchases	13,386	822	822
Sales	(585,651)	(35,998)	(13,961)
Net depreciation	-	(3,406)	-
Shares held at December 31, 2007	479,125	$28,623	$11,595

Note 7 – Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated July 2, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, except as noted below.

In January 2007, the Company requested a compliance statement under the Voluntary Compliance Program (VCP) to resolve the failure to timely amend the Plan in accordance with enacted tax legislation.  The Company filed an addendum on August 30, 2007 to this VCP to request a compliance statement and approval of a plan to correct certain other operational matters, including the matter described below.

The Plan provides that participant accounts with vested balances less than $5,000 be distributed upon death or termination. However, the Plan had not distributed approximately 4,100 of these accounts prior to December 31, 2007.  Distributions of approximately $1,717,000 were made in 2008.

The IRS has issued a compliance statement to the Plan dated January 17, 2008.  The compliance statement asserts that the Company’s proposed method of correction and revision of administrative procedures in the VCP submission are appropriate for the failures identified.  The IRS further states that the matters identified for remediation and the correction of such matters will not cause the Plan to be disqualified.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 8 – Investments

During 2007, the Plan’s investments (including investments bought, sold and held during the year) appreciated/(depreciated) in value as follows:

Year Ended
December 31,
(In thousands)	2007
Net appreciation (depreciation) of investments at fair value as determined by quoted market prices:
The Brink’s Company common stock	$(3,406)
Mutual funds	(1,235)
Common trust funds	828
$(3,813)

Investments at fair value which represent 5% or more of the assets available for benefits at December 31 are as follows:

	December 31,
(In thousands)	2007	2006
The Brink’s Company common stock:
Matching contributions (see note 3)	$27,704	64,890
Employee contributions (see note 3)	919	2,315
	28,623	67,205

T. Rowe Price Stable Value Common Trust Fund	37,183	36,339
T. Rowe Price Blue Chip Growth Fund	17,961	15,345
T. Rowe Price Equity Index Trust	15,985	15,235
T. Rowe Price New Horizons Fund	14,438	14,105
Participant Loans	15,494	13,458

Note 9 – Reconciliation to Form 5500

Assets available for benefits in the Form 5500 for the Plan reflect a reduction in assets for deemed distributions of certain participant loans.  The accompanying financial statements do not include the reduction for deemed distributions as the participants to which deemed distributions relate continue to retain their assets within the Plan.

Assets available for benefits in the Form 5500 for the Plan reflect the fully benefit-responsive investment contracts at fair value.  The accompanying financial statements include an adjustment from fair value to contract value.

The following reconciles assets available for benefits, benefits paid to participants or beneficiaries, and additions to assets available for benefits from the Form 5500 to the Plan’s financial statements:

	December 31,
(In thousands)	2007	2006
Net assets available for benefits per the Form 5500	$285,613	276,792
Cumulative deemed distributions	111	111
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(220)	312
Benefits payable to participants at end of year	1,826	196
Net assets available for benefits per the Statements of Assets Available for Benefits	$287,330	277,411

Year Ended
December 31,
(In thousands)	2007
Distributions to participants or beneficiaries per the Form 5500	$43,472
Change in the amount of deemed distributions	-
Benefits payable to participants at end of year	(1,826)
Benefits payable to participants at beginning of year	196
Distributions to participants or beneficiaries per the Statement of Changes in Assets Available for Benefits	$41,842

Year Ended
December 31,
(In thousands)	2007
Total additions per the Form 5500	$52,293
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(312)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(220)
Total additions per the Statement of Changes in Assets Available for Benefits	$51,761

THE BRINK’S COMPANY 401(k) PLAN
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
December 31, 2007
(In thousands, except share amounts)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*The Brink’s Company	479,125 shares of The Brink’s Company common stock; $1 par value	$28,623

ING Investments, LLC	668,350 shares in the ING International Value Fund	12,418

Lord Abbett	207,718 shares in Lord Abbett Mid Cap Value Fund	3,857

*T. Rowe Price	36,963,118 shares in the Stable Value Common Trust Fund	37,183

*T. Rowe Price	519,522 shares in the Spectrum Income Fund	6,343

*T. Rowe Price	389,686 shares in the Equity Income Fund	10,950

*T. Rowe Price	366,199 shares in the Equity Index Trust	15,985

*T. Rowe Price	283,567 shares in the Small Cap Value Fund	10,186

*T. Rowe Price	473,218 shares in the New Horizons Fund	14,438

*T. Rowe Price	177,940 shares in the Mid-Cap Growth Fund	10,262

*T. Rowe Price	446,457 shares in the Blue Chip Growth Fund	17,961

*T. Rowe Price	206,350 shares in the Retirement 2005 Fund	2,433

*T. Rowe Price	580,714 shares in the Retirement 2010 Fund	9,413

*T. Rowe Price	1,060,186 shares in the Retirement 2015 Fund	13,411

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*T. Rowe Price	679,995 shares in the Retirement 2020 Fund	12,063

*T. Rowe Price	986,096 shares in the Retirement 2025 Fund	12,997

*T. Rowe Price	680,502 shares in the Retirement 2030 Fund	12,964

*T. Rowe Price	857,764 shares in the Retirement 2035 Fund	11,588

*T. Rowe Price	550,242 shares in the Retirement 2040 Fund	10,565

*T. Rowe Price	973,361 shares in the Retirement 2045 Fund	12,391

*T. Rowe Price	75,516 shares in the Retirement 2050 Fund	791

*T. Rowe Price	7,256 shares in the Retirement 2055 Fund	76

*T. Rowe Price	166,911 shares in the Retirement Income Fund	2,220

*Participant Loans	Participant loans at interest rates ranging from 5% to 10.5%, maturities not to exceed 4.5 years for general purpose and 15 years for principal residence	15,494
		$284,612

The cost of participant-directed investments is not required.

*Indicates a party-in-interest investment.

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number                                           Description

        23                                           Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Brink’s Company 401(k) Plan
(Name of Plan)

/s/ Michael J. Cazer
(Michael J. Cazer
Chief Financial Officer
of The Brink’s Company)

Date: June 27, 2008